                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)*

                          Technology Solutions Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87872T207
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                                 (CUSIP Number)

                                December 31, 2005
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 87872T207                                            PAGE 2 OF 5 PAGES
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III                      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                         (b) [ ]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                        5     SOLE VOTING POWER

                              46,557
                        --------------------------------------------------------
       NUMBER OF        6     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             172,940
       OWNED BY         --------------------------------------------------------
         EACH           7     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                46,557
         WITH           --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              172,940
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      219,497
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.3%
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12    TYPE OF REPORTING PERSON

      IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

Introduction:     Due to a clerical error, the Reporting Person inadvertently listed the date of event requiring the filing of the initial
                  13G as December 5, 2005 when in fact the actual date of event which required the filing of the initial 13G was December 1, 2005 (the "Trigger Date"). On the Trigger Date, the Reporting
                  Person's beneficial ownership of the Issuer's common stock was 5.06%. Since the Trigger Date, there have been changes to the beneficial ownership of the Issuer's common stock held by the Reporting Person which requires the filing of this calendar year end amendment.

Item 1(a).    Name of Issuer:                                                           Technology Solutions Company

Item 1(b).    Address of Issuers's Principal Executive Offices:                         205 North Michigan Avenue, Suite 1500
                                                                                        Chicago, Illinois 60601

Item 2(a).    Name of Person Filing:                                                    Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:              4550 Gordon Drive, Naples, Florida
                                                                                        34102

Item 2(c).    Citizenship:                                                              U.S.A.

Item 2(d).    Title of Class of Securities:                                             Common Stock

Item 2(e).    CUSIP Number:                                                             87872T207

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 46,557 of the reported securities as (i) the manager of a limited liability company that is the general partner of a certain limited partnership, and (ii) as an individual. The reporting person has shared voting and dispositive power with respect to 172,940 of the reported securities as an investment advisor to the trustee of certain family trusts.

              (a)   219,497

              (b)   9.3%

              (c)   (i) sole voting power: 46,557

                    (ii) shared voting power: 172,940

                    (iii) sole dispositive power: 46,557

                    (iv) shared dispositive power: 172,940

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable

Item 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable

Item 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006                            /s/ Lloyd I. Miller, III
                                                   -----------------------------
                                                   Lloyd I. Miller, III